SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No. 3)*

CREDIT SUISSE GROUP AG
(Name of Issuer)

Shares par value CHF 0.04 per share
(Title of Class of Securities)

2254011081
(CUSIP Number)

June 30, 2021
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Schedule 13G reports shares of the Issuer held by the Reporting Persons. The CUSIP number reported is for the American Depository Shares representing such shares.

CUSIP No.	225401108

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

	5	SOLE VOTING POWER

NUMBER OF		159,177,984 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		159,177,984

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	159,177,984 (See Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.01% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO

(1) Includes (i) 128,217,522 shares, par value CHF 0.04 per share, of Credit Suisse Group AG (the “Shares”), (ii) 13,988,439 Shares issuable upon conversion of 3.00 per cent. Series A Mandatory Convertible Notes due 2021 (the “Series A MCN”) and (iii) 16,972,023 Shares issuable upon conversion of 3.00 per cent. Series B Mandatory Convertible Notes due 2021 (the “Series B MCN” and, together with the Series A MCN, the “Convertible Notes”). The Convertible Notes are currently convertible into Shares at the option of the holder.

(2) Based on 2,650,747,720 Shares outstanding as at June 30, 2021, as disclosed on the Canton of Zurich Commercial Register.

EXPLANATORY NOTE

The reporting person beneficially owns (i) 13,988,439 shares, par value CHF 0.04 per share, of Credit Suisse Group AG (the “Shares”) issuable upon conversion of 3.00 per cent. Series A Mandatory Convertible Notes due 2021 (the “Series A MCN”) and (ii) 16,972,023 Shares issuable upon conversion of 3.00 per cent. Series B Mandatory Convertible Notes due 2021 (the “Series B MCN” and, together with the Series A MCN, the “Convertible Notes”).  The Convertible Notes are currently convertible into Shares at the option of the holder.

Shares issuable upon conversion of the Convertible Notes were inadvertently omitted from the total number of Shares reported by the reporting person on Amendment No. 2 to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on June 30, 2021 (the “June 30 Amendment”).  This amendment is being filed to correct that inadvertent omission.  The reporting person has not acquired beneficial ownership of additional Shares since the June 30 Amendment.

Item 1(a).	Name of Issuer:

Credit Suisse Group AG.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Paradeplatz 8 CH 8001 Zurich Switzerland

Item 2(a).	Name of Person Filing:

Qatar Investment Authority

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Shares par value CHF 0.04 per share

Item 2(e).	CUSIP Number:

225401108

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

159,177,984

	(b)	Percent of class: 6.01%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

159,177,984

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

159,177,984

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: July 2, 2021

QATAR INVESTMENT AUTHORITY
By:	/s/ Andrew Watkins
	Name:	Andrew Watkins
	Title:	Associate General Counsel, Compliance

EXHIBIT A

The Schedule 13G to which this attachment is appended is filed by Qatar Investment Authority on behalf of itself and the following subsidiaries:

Qatar Holding LLC